Northern Oil and Gas, Inc.

601 Carlson Pkwy, Suite 990

Minnetonka, Minnesota 55305

April 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc.

Registration Statement on Form S-3

File No. 333-255065

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Oil and Gas, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Bryan D. Flannery, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3573, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Erik J. Romslo
Erik J. Romslo
Chief Legal Officer and Secretary